November 21, 2024

Spyros Papapetropoulos
President, Chief Executive Officer and Director
Bionomics Limited
200 Greenhill Road
Eastwood SA 5063
Australia

       Re: Bionomics Limited
           Registration Statement on Form S-3
           Filed November 18, 2024
           File No. 333-283306
Dear Spyros Papapetropoulos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Theodore Ghorra, Esq.